Exhibit 99.1

TODOS MEDICAL LTD.

May 25, 2017

Dear shareholder,

Re: Extraordinary Meeting of Shareholders

You are cordially invited to attend the Extraordinary Meeting of shareholders (the "Meeting") of Todos Medical Ltd. to be held at Todos' offices at 1 Hamada Street, Rehovot, Israel, on June 22, 2017 at 10:00 a.m, Israel time.

Holders of the Company's ordinary shares are being asked to vote on the matters listed in the enclosed Notice of the Extraordinary Meeting of Shareholders.

At the Meeting, representatives of the Board of Directors and management will be pleased to respond to any questions you may have.

Whether or not you plan to be present at the Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company's Board of Directors, and either send it scanned by electronic e-mail to info@todosmedical.com with a copy to Rami Zigdon, so that your votes may be recorded.

Under the Company's Articles of Association, your proxy must be received by June 20, 2017 10 a.m, Israel time, to be counted for the Meeting. If you are present at the Meeting and desire to vote in person, you may revoke appointment of proxy at the Meeting so that you may vote your shares personally.

Your cooperation is appreciated.

Very truly yours,

Rami Zigdon
Chief Executive Officer

AS A FOREIGN PRIVATE ISSUER WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

TODOS MEDICAL LTD.

Notice of Extraordinary Meeting of shareholders

To the shareholders of Todos Medical Ltd.:

The Extraordinary Meeting of shareholders of Todos Medical Ltd. (the "Company") will be held at the Company's headquarters located at 1 Hamada Street, Rehovot, Israel, on June 22, 2017, at 10:00 a.m Israel time (the "Meeting") for the following purposes:

1.	To elect Mrs. Ronit Even-Zahav Maitin as an external director to the Company, as required by the Israeli Companies Law, 2000 (the "Law").

2.	To elect Mr. Alon Shalev as an external director to the Company, as required by the Law.

3.	To elect Mr. Herman Weiss, MD, MBA, FACOG, as the Chairman of the Board of Directors of the Company.

Only shareholders of record on May 28, 2017 are entitled to receive notice of and vote at the Meeting.

By order of the Board of Directors,

/S/ Rami Zigdon
Rami Zigdon
Chief Executive Officer

Airport City, Israel

May 25, 2017

TODOS MEDICAL LTD.

PROXY STATEMENT FOR EXTRAORDINARY

MEETING OF SHAREHOLDERS

May 25, 2017

The enclosed proxy is solicited on behalf of the Board of Directors of Todos Medical Ltd. (the “Company”) for use at the Company’s Extraordinary Meeting of Shareholders (the “Meeting”) to be held on June 22, 2017, at 10:00 a.m., Israel time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Meeting will be held at the offices of the Company located at 1 Hamada Street, Rehovot, Israel. The telephone number at that address is +972-546380666, facsimile number +97286333964.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

You are entitled to notice of the Meeting and to vote at the Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.01 (the “Ordinary Shares”), of the Company at the close of business on May 28, 2017 (the “Record Date”). You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date.

Revocability of Proxies

A form of proxy card for use at the Meeting is attached. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

Quorum, Voting and Solicitation

At least two shareholders who attend the Meeting in person or by proxy will constitute a quorum at the Meeting, provided that they hold shares conferring in the aggregate at least twenty five percent (25%) of the voting power of the Company. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place. If the quorum is not present with half an hour at such adjourned meeting any two shareholders present in person or by proxy shall constitute a quorum. The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified below immediately following each proposed resolution. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting.

The Board of Directors of the Company is soliciting the attached proxy cards for the Meeting, primarily by electronic mail. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

PROPOSAL NO. 1

ELECTION OF MRS. RONIT EVEN-ZAHAV MEITIN AS AN EXTERNAL DIRECTOR

Background

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies”, are required to elect at least two external directors who meet the qualification requirements in the Companies Law. A person may not serve as an external director of a company if the person is a relative of a controlling shareholder of the company or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinated, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of: (1) the company; or (2) any person or entity controlling the company on the date of such appointment; or (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by the company or by the company’s controlling shareholder.

If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in a company, a person may not serve as an external director if the person has any affiliation to the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights or the senior financial officer as of the date of the person’s appointment.

The term “affiliation” includes: (i) an employment relationship; (ii) a business or professional relationship maintained on a regular basis (excluding insignificant relationships); (iii) control; and (iv) service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant; spouse’s descendant, sibling and parent; and the spouse of each of the foregoing.

The term “office holder” is defined as including each of the following: a general manager (chief executive officer), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title; a director; and a manager who is directly subordinated to the general manager.

In addition, a person may not serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise, and that at least one external director must have financial and accounting expertise.

A director with financial and accounting expertise is a director who by virtue of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements so that he or she is able to fully understand the Company’s financial statements and initiate debate regarding the manner in which the financial information is presented. The regulations promulgated under the Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in one of the following capacities: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration. The board of directors is entrusted with determining whether a director possesses financial and accounting expertise or professional qualifications.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. Thereafter, an external director may be reelected by shareholders to serve in that capacity for additional three-year terms, provided that certain conditions are satisfied and that either: (i) his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company; or (ii) his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law.

An external director is required to serve on our audit committee and compensation committee, and at least (1) one external director is required to serve on each other committee of our Board that is authorized to exercise the powers of the Board.

Mrs. Ronit Even-Zahav Maitin has represented to the Company, as required by the Israeli Companies Law, that she meets the qualifications of an external director as set forth under the Companies Law. Mrs. Even-Zahav Meitin signed declaration is available at Company's premises and will be presented at the Meeting. The Board has determined that Mrs. Ronit Even-Zahav Meitin satisfies the external director requirements under the Companies Law, as Mrs. Ronit Even-Zahav Maetin possesses requisite financial and accounting expertise as required under the Companies Law.

The background information for Mrs. Ronit Even-Zahav Meitin appears below:

Mrs. Even-Zahav Meitin is a certified accountant in Israel and holds a BA in Accounting and Economics from the University of Tel Aviv, Israel and an MBA in Finance from the University of Bar-Ilan, Israel. As of 2014, Mrs. Even-Zahav Meitin provides financial consulting services to various companies, including M&A transaction and investment banking advice. In addition, Mrs. Even Zahav Meitin served as CFO within Afcon Group (a public company traded on the Tel-Aviv Stock exchange). Mrs. Even-Zahav Meitin also serves as a director on the board of Cross Israeli Highway Ltd. (a governmental company) and chairperson of its finance committee, and as an external director in Tafnit Discount Asset Management Ltd. (a subsidiary of Israeli Discount bank Limited). Until 2012, Mrs. Even-Zahav Meitin served as CFO of Paz Industries and Services (Oil) Ltd. and a director in its subsidiaries.

Our external directors receive compensation from us comprised of (i) annual cash remuneration and (ii) a participation fee for every meeting of the board of directors or its committees in which the external director participates. Subject to her appointment at the Meeting, and in accordance with the Israeli law, Mrs. Even-Zahav Meitin shall be entitled to receive for her services as an external director the fixed annual and per-meeting compensation, depending on the Company's equity level, as set forth for expert external directors under the Israeli Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 2002. The participation fee for a telephone meeting (or a meeting held by other similar means) is equal to 60% of the above-described per-meeting compensation, and payment for action taken via written resolutions in lieu of a meeting is equal to 50% of the abovementioned per-meeting compensation.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the election of Mrs. Ronit Even-Zahav Meitin as an external director of the Company, subject to and in accordance with, the provisions of the Companies Law, to serve for a term of three years, be, and hereby is, approved in all respects.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person, by written ballot or by proxy and voting thereon, is necessary for the approval of this proposed resolution; provided that either: (a) such majority includes at least a majority of the shares held by all non-controlling shareholders or those having a personal interest in the appointment, except a personal interest which is not resulting from connections with controlling shareholders, present and voting at such meeting; or (b) the total number of shares voted against the election of the external director and held by shareholders other than controlling shareholders or those having a personal interest in the appointment, except a personal interest which is not resulting from connections with controlling shareholders, must not exceed 2% of the shares whose holders are entitled to vote at any meeting of shareholders.

PROPOSAL NO. 2

ELECTION OF MR. ALON SHALEV AS AN EXTERNAL DIRECTOR

Background

Please refer to the above for a description of the relevant Israeli laws concerning appointment of external directors.

Mr. Shalev has represented to the Company, as required by the Israeli Companies Law, that he meets the qualifications of an external director as set forth under the Companies Law. Mr. Shalev's signed declaration is available at Company's premises and will be presented at the Meeting. The Board has determined that Mr. Shalev satisfies the external director requirements under the Companies Law, as Mr. Shalev possesses requisite professional qualifications as required under the Companies Law.

The background information for Mr. Shalev appears below:

Mr. Shalev holds an M.Sc (cum laude) degree in Solid State Electronics, Physical Electronics from the Faculty of Electrical Engineering, Tel-Aviv University and a B.Sc. degree in Electrical Engineering, Tel-Aviv University. Mr. Shalev has lead BrainsGate Ltd. from its inception phase, into its European clinical trials with a highly innovative technological and clinical platform. Subsequently he has lead Nicast Ltd. from a 10-years of exploratory work in different fields, through a process of application definition, prioritization and selection and into its First-In-Man clinical trials and the CE approval process. Under his direction, Nicast has transformed to being the 1st Medical Device company to introduce an implantable medical device, based on polymer electrospinning. In 2008 Mr. Shalev started generating the core IP, on the basis of which, Endospan was later to be founded. Mr. Shalev has assumed the position of CEO of Endospan starting mid 2013 and continues to date to act in such capacity and also serves as a director on the board of director of Endospan. Mr. Shalev is an inventor of numerous patents in the medical field.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the election of Mr. Alon Shalev as an external director of the Company, subject to and in accordance with, the provisions of the Companies Law, to serve for a term of three years, be, and hereby is, approved in all respects.

PROPOSAL NO. 3

ELECTION OF MR. HERMAN WEISS, AS THE CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY

Background

Please refer to the above for a description of the relevant Israeli laws concerning appointment of external directors.

Dr. Weiss has represented to the Company, as required by the Israeli Companies Law, that he meets the qualifications of a director as set forth under the Companies Law. Dr. Weiss' signed declaration is available at Company's premises and will be presented at the Meeting.

The background information for Mr. Weiss appears below:

Mr. Herman Weiss, MD, MBA, FACOG, currently serves as Vice President, Medical Affairs and Clinical Development of Juniper Pharmaceuticals Inc. He was previously Global Medical Director of Women’s Health and Bone Health at Teva Pharmaceutical Industries, Ltd.  Dr. Weiss received an MBA from the George Washington University, Washington DC, an M.D.from the Ohio State University College of Medicine Columbus, OH and a B.A. in Philosophy (Summa Cum Laude) from Ramapo College of New Jersey. Dr. Weiss has served as a consultant to multiple medical device and pharmaceutical companies including American Medical Systems and venture capital firms in NYC and also founded and served as the CMO of a biotech medical device company in Israel. He owns multiple patents and is the author of numerous publications in the area of women's health/gynecology.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the election of Mr. Herman Weiss as the Chairman of the Board of Directors of the Company, subject to and in accordance with, the provisions of the Companies Law, approved in all respects.

Sincerely yours,

Todos Medical Ltd.

TODOS MEDICAL LTD.

FORM OF PROXY

For use by shareholders of the Company at the Extraordinary General Meeting of the Shareholders to be held on June 22, 2017 at 10 a.m., Tel-Aviv time, at the Company’s offices 1 Hamada Street, Rehovot, Israel.

(Please use BLOCK CAPITALS)

I ________________________________________________________________

                          of _______________________________________________________________,

being a shareholder of Todos Medical Ltd. (the “Company”), hereby appoint Mr. Rami Zigdon, the Chief Executive Officer of the Company, as my proxy to vote for me and on my behalf at the Extraordinary General Meeting to be held on May 22, 2017, at the Company’s offices at said address (the “Meeting”) and at any adjournment(s) thereof.

I direct that my vote(s) be cast on the resolution as indicated by a ☑ in the appropriate space.

RESOLUTIONS	FOR	AGAINST	ABSTAIN
1. to elect Mrs. Ronit Even-Zahav Meitin as an external director in the Company.
2. to elect Mr. Alon Shalev as an external director in the Company
3. To elect Mr. Herman Weiss, MD, MBA, FACOG, as the Chairman of the Board of Directors of the Company.

Shareholders are required to indicate if they are "controlling shareholders" or have "personal interest" in Proposals 1 and 2. If you do not indicate below – your vote will not be counted for the specific resolution.

I AM a controlling shareholder

YES	NO
☐	☐

I HAVE "personal interest" in Proposal 1

YES	NO
☐	☐

if marked "YES" please provide the nature of your personal interest: ____________________________________

I HAVE "personal interest" in Proposals 2

YES	NO
☐	☐

if marked "YES" please provide the nature of your personal interest: ____________________________________

the following terms as used in this Proxy Card have the meaning under the Companies Law as follows:

“Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, which may derive either from the shareholder gaining personal benefit from a transaction or act, or from material and continuing business relationships between a shareholder and a controlling shareholder, including (i) the personal interest of his or her Relatives; and (ii) a personal interest of a body corporate in which a shareholder or any of his or her aforementioned Relatives serve as a director or the chief executive officer, owns at least 5% of the issued share capital of its voting rights or has the right to appoint a director or chief executive officer; and (iii) the personal interest of a person voting by virtue of a power of attorney given by another person even if the other person does not have a personal interest in the matter and a vote of a person by virtue of power of attorney shall be deemed a vote of a person having personal interest if the person giving the power of attorney has a personal interest, regardless of whether the person voting by virtue of a power of attorney has discretion to decide as to the vote or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

“Relatives” is defined as: spouse, sibling, parent, grandparent, child or child, sibling or parent of the spouse or spouse of any of the above;

“Holding” is defined as: with regard to securities or voting power as either alone or with others, whether directly or indirectly, through a trustee, trust company, a nominee company or in any other way; with regard to holding or acquisition by a company – this also means by its subsidiary or its associate; and with regard to holding or acquisition by an individual – an individual and his family members who live with him or are financially dependent on one another, shall be regarded as one person.

"Control" is defined as: the ability of a company, excluding an ability deriving merely from holding an office of director or another office in the company, and a person shall be presumed to control a corporation if he holds half or more of a certain type of means of control of the corporation, which are any one of (1) the right to vote at a general meeting of a company or a corresponding body of another company; or (2) the right to appoint the directors of the company or its general manager.

Dated	Name	Signature

Notes:

To be valid, this form of Proxy must be lodged at the Company’s offices 1 Hamada Street, Rehovot, Israel, not later than 48 hours prior to the time set for the Meeting (or an adjourned meeting, if such shall take place), and a failure to so deposit shall render the appointment invalid.